

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2019

Larry Reid
Chief Executive Officer
VoiceInterop, Inc.
8000 North Federal Highway
Suite 100
Boca Raton, FL 33487

> **Re: VoiceInterop, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 16, 2019**
> **File No. 333-231420**

Dear Mr. Reid:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 7, 2019 letter.

Amendment No. 2 to Form S-1 filed on July 12, 2019

Capitalization
Pro Forma Adjustments, page 20

1. Please reflect a pro forma adjustment for the 200,000 preferred shares to be issued to your CEO upon effectiveness of the registration statement.

2. Please add a footnote for pro forma adjustment (6) or renumber as pro forma adjustment (5) as both appear to be for the issuance of 50,000 shares of VoiceInterop common stock to Mr. Thomas Mahoney for services.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21</u>

3.   We note your response to comments 1 and 6. Please discuss, in quantified detail, the anticipated impact on your future results of operations as a result of the issuance of 200,000 shares of Series C Preferred Stock (Preferred Stock) to Larry Reid, your CEO. Please explain to us and disclose how you will account for the Preferred Stock issuance including the fair value assigned to these shares.

<u>Management, page 31</u>

4.   We note your response to prior comment 8. However, the disclosure still describes Larry Reid as the "sole director." Please revise.

<u>VoiceInterop's Relationship with Cleartronic Following the Spin-Off</u>
<u>Separation Agreement</u>
<u>The Separation, page 41</u>

5.   We note your response to comment 7; however, under Separation on page 41 you continue to disclose that VoiceInterop will also agree to assume "[a]ll other liabilities reflected in the most recent balance sheet of Cleartronic."   Please clarify your disclosure of the obligations VoiceInterop will assume, fulfill and/or indemnify Cleartronic for and advise us.

<u>Audited Financial Statements for the Years Ended September 30, 2018 and 2017</u>
<u>Notes to Financial Statements</u>
<u>Note 5 - Commitments and Contingencies</u>
<u>Commitment to Sell Shares of Common Stock, page F-11</u>

6.   We note the disclosure of the Company's commitment to sell 650,000 shares of common stock to six unrelated parties does not agree with the disclosure under Recent Sales of Unregistered Securities on page 44 and in footnote (2) on page 20. Please revise your disclosures, as appropriate and advise us. If necessary, please make a similar revision to the disclosure in MD&A, Liquidity and Capital Resources, on page 22.

<u>Exhibits</u>

7.   We note your response to our prior comment 10; however, none of the subscription agreements have been filed as exhibits. Please file these agreements as exhibits.

       You may contact Robert Shapiro, Senior Staff Accountant at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Greg Dundas, Staff Attorney, at (202) 551-3436, or Larry Spirgel, Assistant Director, at (202) 551-3810 with any other questions.

                         Sincerely,

                         Division of Corporation Finance
                         Office of Telecommunications

cc: Laura M Holm, Esq.